AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

December 7, 2010

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporations and Finance
100 F Street N. E.
Washington, DC 20549

Dear Michael,

This letter is in response to your comment letters dated March 24, 2010 and July 1, 2010 concerning File No. 000-53578.

I have listed each comment number and then have stated the answer next to it.

Sincerely,

/s/ J. R. Stirling
J. R. Stirling
President

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Amendment to Form 10 filed January 14, 2010

General

1.	Was done..
2.	Was done

Item 1. Business

3.
This comment is a repeat of comment 12. contained in your previous comment letter dated December 17, 2009. That comment was completely answered on page 3. of our Amended Form 10 filed January 14, 2010. I will revise our Amended Form 10 to give a more complete explanation.

a.	We revised or added content as considered necessary.
b.	We revised or added content as considered necessary.
c.	We revised or added content as considered necessary.
d.	We revised or added content as considered necessary.
e.	We revised or added content as considered necessary.
f.	We revised or added content as considered necessary. We do comply with those requirements. As previously stated in the filed Form-10, we also do Fannie Mae and Freddie Mac loans.
g.
We do not keep these kinds of records. That kind of information would have no value to us in the conduct of our business. We solicit and process all types of loans but, competition dictates that most of our loans (70%), are sub-prime. This information including the approximate percentages are contained in our Amended Form 10.

Regulation

4.	The verbiage has been rewritten to list the various regulations that affect businesses in our industry.

Summary

5.	The unsupported assertions have been removed from our most recent Amended Form 10 filing.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Item 2.  Financial Information – Managements Discussion and Analysis
Results of Operations

6.

a.	Amended Form 10 has been revised as requested.
b.	We have removed the assertion from our most recent Amended Form 10 filing.
c.	This was clearly answered in the last paragraph on page 6. of our previously filed Amended Form 10 where we stated “First and foremost is the decline in available mortgage products”.
d.
There has not been a sizable decrease in demand for the products we broker or, in the supply of funding for such loans. What has decreased is the availability of the number of different mortgage products available to do those loans. That is the single largest fact impacting our business and was caused by the overall economic conditions.

7.

a.
There has been no recent changes in the funding abilities of Global Lending, at least as to their commitment to AFF.  Mr. Stirling has seen the most recent audited financial of Global Lending and states that they have a substantial net worth. They also have the same lines of credit they had before. Global is a privately held company and does not publish their financial information. Mr. Stirling is not at liberty to disclose their financial information.

b.
As we clearly stated in our previous Amended Form 10 filing, Global Lending has committed $1,000,000 a month to AFF and has said they would increase that as necessary. So, it is not a matter of prioritization on how to fund loans. Also a number of AFF loans go directly for funding to other lender partners of Global’s so; their funds are not even used.

c.	See paragraph b. above.

8.
 This disclosure is not contradictory at all. The fact that “there has been no decline in the ability of Global Lending to fund loans” has nothing to do with lending industry’s reduced supply of loan products.

Liquidity and Capital Resources

9.	Amended Form 10 has been revised as requested.

10.
The assertion that “cash used in operations related to legal and professional fees will decrease in the next twelve months” is based on the statements of our accountant that his fees will be much less in the next twelve months due to our level of business. Also our attorney has stated that he will do any necessary work for us at much reduced costs or free until we are trading on the Bulletin Board Exchange.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

11.

a.	Amended Form 10 has been revised as requested.
b.	We have revised the dislcosue on the financial statements and in Item 10 to show that we have been able to obtain services and cash from the sale of stock.
c,	Amended Form 10 has been revised as requested.
d.
No commitment to make additional capital contributions has been made by any shareholder except Mr. Stirling.  In our previously filed Amended Form 10, in the first paragraph of page 8.  Mr. Stirling  made a commitment “to assume personal responsibility for the repayment of any corporate debt and to fund any expenses related to public filings as needed”

12.	Our attorney states that our previous answer fully complies with Item 401 (e) of Regulation S-K.

13.
This is a complete repeat of a previous comment that was fully answered at the bottom of page 9. of our previously filed  Amended Form 10. Our attorney stated that “ there are no legal issues involved in having only one officer and director.

Summary Compensation Table

14.	Amended Form 10 has been revised as requested.
15.	Amended Form 10 has been revised as requested..

Narrative Disclosure to Summary Compensation and Option Tables.

16.
On page 10. of  our Amended Form 10 filed on January 14, 2010, we revised the paragraph  that referred to Mr. Stirling’s “verbal employment  agreement” to read “verbal employment  understanding”. It has  now been revised further to delete any reference to any kind of understanding and simply states how Mr. Stirling now determines his compensation. There was no set formula for commissions in 2007 and  2008. It was clearly stated in the above mentioned Amended Form 10 filing that, the employment agreement was cancelled because it “was not financially feasible for the corporation”.

Director Compensation

17.	Amended Form 10 has been revised as requested.

Item 7. Certain Relationships and Related Transactions and Director Independence

18.	Amended Form 10 has been revised as requested.

Item 10. Recent Sales of Unregistered Securities

19.	We have revised the disclosure to identify the shares issued and the consideration received.

Description of Registrants Securities to be Registered

20.
As requested in this comment, the following is list of all stock issuances made by the company in connection with private offerings since March 31, 2007. The exemption used for these sales was Section 4 (2) of the Securities Act of 1933 as Amended, for Issuances to US Citizens or Residents.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

For the year ended March 31, 2008

Date of Purchase	Name	Gross Sale Price $	Number of Shares

None issued for cash

Issued for debt
5/1/07	Robert Prebor	10,000	58,000
5/1/07	Robert Handley	10,000	84,000
5/1/07	Joseph Solters	10,000	82,000
5/1/07	Misc adjustment	-	26,000

Issued for preferred stock
5/1/07	Margaret Stirling (Ex Wife)	-	200,000
6/2/07	Franklin	-	200,000

Issued for services
5/1/07	L Stirling (Ex-wife)	-	100,000

Total issued			750,000

Comment 20. Answer Continued:

For the year ended March 31, 2009

Date of Purchase	Name	Gross Sale Price $	Number of Shares
6/5/08	Toni Behr	2,500	100,000
7/15/08	Toni Behr	2,500	125,000
7/15/08	William Blackshear	2,500	125,000
8/15/08	Rhonda Platts	2,500	125,000
8/15/08	Joseph Solters	2,500	125,000
8/28/08	Toni Behr	2,000	200,000
8/28/08	William Blackshear	3,500	350,000
2/20/09	Robert Handley	2,000	400,000
		20,000	1,550,000

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Date of Purchase	Name	Gross Sale Price $	Number of Shares

Issued for preferred stock
6/5/08	William Blackshear	5,000	200,000

Issued for services
5/1/08	Margaret Stirling	5,000	500,000
` 7/23/08	Patricia Gaca	2,500	500,000
8/28/08	William Blackshear	1,250	125,000
9/15/08	John Gaca	2,500	500,000
9/15/08	Nicole Ubrig	2,500	500,000
11/14/08	William Blackshear	5,000	1,000,000
2/16/09	John Stirling	2,500	500,000
2/16/09	Nick Guida	1,700	100,000
2/20/09	Carl Burian	1,000	100,000
Totals		$23,950	3,825,000

Issued for subscription receivable
6/15/08	John Stirling	40,000	2,000,000
8/28/08	John Stirling	60,000	3,000,000

Issued for licensing rights
4/1/08	Justin Moulton (Global)	10,000	500,000

Total issued			11,075,000

During nine months ended December 31, 2009

Date of Purchase	Name	Gross Sale Price $	Number of Shares

4/30/09	Ted McGee	1,500	300,000
8/31/09	Doug Wallace	13,500	1,100,000
8/31/09	Daurolyn Pratt	3,000	100,000
8/31/09	William Arrington	1,500	100,000
8/31/09	Allan Clark	3,000	200,000
Totals		$22,500	1,800,000

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

21.
Prior to any thought of going public, we did some business with another mortgage company. To pay for some services they extended to us, we gave them 300,000 shares of our common stock in 2001. They then issued those shares to their shareholders as a dividend.

Item 13. Audited Financial Statements and Supplementary Data

General

22.	Amended Form 10 has been revised as requested.

Statement of Cash Flows

23.	Amended Form 10 has been revised as requested.

Note 7.  Equity

24.

a.	Amended Form 10 revised as requested.
b.	In the amended Form-10, the accumulated comprehensive income has been reclassified to accumulated deficit as a prior period adjustment on the Statement of changes in shareholders’ equity.
c.	See b. above.
d.	See b. above.
e.	See b. above
f.
The preferred share paragraph on page 27. of the amended form 10 has been revised to give more detail of this transaction. To further clarify, the 2,000 shares that were retired in 2008 were shares that had been owned by Mr. Stirling’s son who died in 2005 and left the shares to his mother who donated the shares back to the company to be cancelled.

Note 8. Related Party Transactions

25.	There is no Global Funding Group. This was an error. There is only Global Lending Group and this mistake has been corrected in the revised Amended Form 10.

26.

a.
The disclosure has been revised to include a complete explanation.  The stock compensation agreement and the loan payments are two different agreements.  The disclosure has been revised to differentiate this fact.

b.
We have attached a schedule of the various loans to shareholders for the years ended March 31, 2007, 2008, 2009 and the nine months ended December 31, 2009.  We have tried to revise the disclosure to clarify the loan activity.

c.	The attached loan schedule shows that the accrued interest associated with the net shareholder loans is not material to the financial states and can properly not be recorded.
d.	We have revised the statements for March 31, 2009 and December 31, 2009 to properly address the loan activity.
e.	Requested revision has been made to the Amended Form 10 by adding further explanation. See the attached schedule of shareholder loans for more detailed activity.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

27.

a.
We have been consistent with our application of this amount. We have taken the conservative approach that recognizes the expense of the declared compensation to Mr. Stirling, as the Company had obligation of payment.   Mr. Stirlings forgiveness of the amount is an effective contribution.  As Mr. Stirling was able to receive the contribution, consistent with constructive receipt, we included the $25,000 as compensation to Mr. Stirling and included in the compensation table. Requested revisions have been made to the amended Form 10.

b.	Requested revisions have been made
c.	Requested revisions have been made.
d.	The stock compensation table was revised to include the detail of all compensation.
e.
The guidance that was used was that of ASC718-25-S99-4, where there was a forfeit of the agreed upon compensation.  The shares were not issued in certificate form, however, they could have been issued.  We have taken the approach that the shares were effectively constructively received, based on the Board agreement to issue.

f.
The shares were never issued. However, there was a recognizable transaction, whereby the  Board approved issuance.  Mr. Stirlings offer to forgo the receipt of the shares were independent  of the Company’s recognition of service.

28.

a.
The specific facts and circumstances are fully explained in Item 7. on page 11. of our previously Amended Form 10 and has been further revised in that same paragraph in our newly Amended  Form 10. Also, a copy of the  “Net Branch Agreement”  referred to in that previously filed Amended Form 10, was attached to it as an Exhibit.

b.
The rights have been recorded as an intangible asset at par value of the stock issued.  The guidance used was in accordance with FAS123(R) “Share based payments” and EITF 96-18  "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in  Conjunction with Selling Goods or Services", which were the effective guidance at the time of  the issuance.

c.
In the past, Global has refused to fund only two loans. One was $110,000 and the other one was $186,000 and they were both sub-prime loans. During their compliance review, Global found some discrepancies in some of the information submitted by the borrowers and therefore cancelled the loans.

d.	Amended Form 10 has been revised as requested.

Item 14. Unaudited  Financial Statements and Supplementary Data
Note 8. Related Party Transactions

29.

a.	Amended Form 10 has been revised as requested. As of April 1, 2009, the note was assumed by Mr Stirling and is included in shareholder loans.
b.
The subscription receivable has been separated from the loans to shareholders and the amounts reported separately on the balance sheet.  At March 31, 2009, the shareholder loan was a credit in the amount of $27,713.  See the attached shareholder loan schedule.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Note 9. Commitment and Contingences

30.	The amended Form-10 has been revised to show rent in all periods.

Form 10-Q for the period ended December 31, 2009

Item 1, Financial Statements
General

31.	We have amended the 10-Q to include any of the comments 1. through 30. that are applicable.
32.	Revised as requested.
33.	Revised as requested.
34.	Revised as requested.
35.
a.
Currently developing communication lines with consultants whom are preparing reports to SEC, Simplifying contractual arrangements, and currently working with independent CPA with experience with SEC reporting companies.

b.
We have no immediate plans to hire additional employees, however, this expectation may change as we make offers to acquire and or, merge with other mortgage broker agencies.  We will keep open to all possibilities. We may anticipate this occurring and we shall include in  our next filings.

c.
We have contracted with a consultant who is to  prepare our reports to the SEC,  The consultant is an independent CPA with experience with SEC reporting companies.  We expect that this will create better financial reports with more meaningful disclosure and clarity to the investing public.

July 1, 2010 Comment Letter.

1.	We have revised the Form 10-Q to clearly disclose the shares issued and the legal support for the transactions.
2.	We have revised the Form 10-Q to comply with GAAP where required.
3.	We have revised the statements as requested.
4.	We have revised the annual financial statements included in Form10 to show a prior period adjustments for the realized loss. The balances at March 31, 2009 include this adjustment.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com

AMERICAN FIRST FINANCIAL, INC.
INVESTMENT MORTGAGE BANKERS

Attachment

Shareholder Loans
December 31, 2009

	Subscription Rec	Loan to Shareholder	NP shareholder	Total	@ Interest rate	Imputed interest

Balance 3/31/2005	-	-	-	-
Loans		39,337	(50,000)	(10,663)
Repayments				-
Balance 3/31/2006	-	39,337	(50,000)	(10,663)	4.82%	(514)
Loans		83,772		83,772
Repayments				-
Balance 3/31/2007	-	123,109	(50,000)	73,109	4.90%	3,582
Loans		24,332		24,332
Subscription receivable	100,000	(100,000)		-
Repayments	(20,000)			(20,000)		&
Balance 3/31/2008	80,000	47,441	(50,000)	77,441	1.55%	1,200
Loans				-
Repayments - cash		(25,154)		(25,154)
Repayments - non cash	(20,000)	(50,000)	50,000	(20,000)		&
Balance 3/31/2009	60,000	(27,713)	-	32,287	0.57%	184
Loans		(900)		(900)
Repayments - cash (bank activity)		41,490		41,490
Assume director loan and interest		(77,314)		(77,314)
Repayments - non cash				-
Balance 12/31/2010	60,000	(64,437)	-	(4,437)	0.41%	(18)

@ US Treasury rates for 1 year notes, Risk free rate was used because the note is to a related party with little risk of default.
Interest expense is not material for FYE March 31, 2008, 2009 or 2010.

& Five (5%) of the net loss for the year ended March 31, 2008 is $9,960.
& Five (5%) of the net loss for the year ended March 31, 2009 is $4,612.

12900 Vonn Road Suite B102 Largo, Florida 33774

Phone (727) 595 - 0975
Email: americanfirst09@yahoo.com